SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 782879

As at March 28, 2006

CONTINENTAL MINERALS CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

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Form 20-F...X.... Form 40-F.........

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Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: March 28, 2006

* Print the name and title of the signing officer under his signature
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Continental Minerals Corporation 1020 - 800 West Pender Street Vancouver, BC Canada V6C 2V6 Tel 604 684-6365 Fax 604 684-8092 Toll Free 1 800 667-2114 www.continentalminerals.com	Great China Mining Inc. (formerly China NetTV Holdings Inc.) World Trade Centre Suite 536-999 Canada Place Vancouver, BC V6C 3E2 Tel 604 641-1366 Fax 604 641-1377 www.greatchinamining.com

XIETONGMEN PROJECT UPDATE
Results of Preliminary Engineering Studies

March 28, 2006, Vancouver, BC - Gerald S. Panneton, President and CEO of Continental Minerals Ltd. (TSX Venture: KMK; OTCBB: KMKCF) and Anthony Garson, President and CEO of Great China Mining Inc. (OTC.BB-GCHA), announce results of preliminary engineering studies that have been underway for the past six months on the Xietongmen Copper-Gold Project. The Xietongmen Project is located 240 kilometres from the city of Lhasa in Tibet, People's Republic of China. Continental is the operator of the project, and owns 50% of the parent holding company that owns 100% of the Xietongmen Project. Continental expects to complete the expenditures required to earn an additional 10% (for a combined 60%) interest by April 2006.

Drilling in 2005 outlined significant mineral resources in a porphyry copper-gold deposit. As the Xietongmen deposit is open, there is excellent potential for expansion. Building on that success, a comprehensive program has commenced in 2006. This program encompasses extensive drilling designed to fully assess the resource potential of the property (seven rigs are currently active), expanded technical studies and community and stakeholder engagement activities. The objectives are to collect the data necessary for a feasibility study and environmental and social impact assessments. The studies are targeted for completion in 2007.

Preliminary engineering work, including a site review, assessment of available infrastructure and initial metallurgical testwork began in October 2005. These scoping-level studies have assisted in planning the 2006-2007 programs. Work has been carried out by external consultants at Wardrop Engineering Inc. and in-house technical staff of Hunter Dickinson Inc., and includes:

Hunter Dickinson:

  Planning and supervision of exploration programs, including quality assurance and quality control programs.
  Collection of initial metallurgical samples.
  Compilation of drill hole and analytical data, development of geological model and preparation of initial resource estimate.
  Review of Wardrop's preliminary pit layouts.
Wardrop:
  A property visit and review of available off-site infrastructure.
  Project site layout, planning an initial site facilities and open pit layouts.
  Preliminary metallurgical testwork.
  Audit of the resource estimate announced February 8, 2006, including a review of drill hole, and analytical and geological data.
  Independent collection and analysis of a selection of drill core samples to assist in the verification of the results of the resource estimate.

Infrastructure

The Xietongmen project is well located for development. A paved highway and hydro-generated electric transmission lines pass near the southern end of the property. The highway provides direct access to the city of Rikaze (population 100,000), approximately 53 kilometres to the east, where fuel, food, lodging and office facilities are available. In addition, a cement plant is located on the highway into Rikaze, some 40 kilometres from the Project site. Other supplies, heavy equipment, equipment operators and vehicles are readily obtainable also in Rikaze or in Lhasa, a drive of less than four hours from Rikaze. A railway was completed to Lhasa in late 2005, which connects to multiple copper smelters and other industrial centres located throughout China. Construction of a railway extension from Lhasa to Rikaze has also been initiated by the Chinese government, with expected completion in 2010.

Metallurgy

Initial tests were performed, under the supervision of Wardrop metallurgist John Huang, Ph.D., on five different mineralization samples from the Xietongmen deposit to provide a preliminary understanding of the potential processing methods and results. Analysis and testing took place at the Process Research Associates Ltd. (PRA) facilities in Vancouver, British Columbia. The results were reviewed for Wardrop by Richard May, P. Eng.

The Xietongmen porphyry copper-gold deposit is comprised of continuous mineralization hosted largely by volcanic rocks. Mineralization is broken down into three zones: oxide, supergene (enriched copper) and hypogene (primary copper) with average thicknesses of 20 metres, 40 metres and +200 metres, respectively. Three samples were taken from the hypogene zone - lower, middle and upper - and one each from the supergene and oxide zones in the deposit. Copper head grade assays gave an average of 0.56% copper for the hypogene samples; 1.50% for the supergene sample; and 0.17% for the oxide sample. Gold contents range from 1.0 g/t for the lower hypogene sample to 0.7 g/t for the oxide sample.

Results of metallurgical scoping tests are encouraging, showing that both the hypogene and supergene can be floated at relatively coarse primary grinds (80% passing 150 microns). On average, rougher flotation at that size recovered 93.4% copper and 82.7% gold from the hypogene composite and 90.6% copper and 75.4% gold from the supergene sample. Further optimization is required on the supergene sample. It is anticipated that the grades of the flotation concentrates are likely to reach 25% copper, or better. Initial Bond ball mill tests for samples from the supergene and hypogene gave work indices of 12.1 and 14.6 kilowatt-hour/tonne, respectively. Additional work is required to fully assess gold recovery. A systematic program of metallurgical sampling to evaluate the deposit in greater detail was initiated in February. A total of 74 composite samples are currently being collected.

Resource and Open Pit Model

Results of the audited resource estimate were announced on February 8, 2006 and a technical report has recently been filed on www.sedar.com. A preliminary pit design was developed by Wardrop in late 2005 and this was updated by qualified person P. Beaudoin, P.Eng., based on the subsequent March 2006 resource model. It is anticipated that the deposit will have a low strip ratio of between 1.25-2.0 tonnes of non-mineralized for 1.0 tonne of mineralized rock.

Gerald Panneton
President & CEO
Continental Minerals Corporation

For further information:

Continental Minerals Corporation Tel: 604 684∙6365 Toll Free 1 800 667-2114 www.continentalminerals.com	Great China Mining Inc. Tel: 604 641-1366 www.greatchinamining.com

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the companies expect are forward-looking statements. Although the companies believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

For more information on Continental Minerals Corporation, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

For more information on Great China Mining Inc., Investors should review the Company's annual Form with the United States Securities Commission at www.sec.gov.